Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

May 9, 2018

Maxar Technologies reports first quarter 2018 results, declares quarterly dividend

Westminster, CO and Vancouver, BC – Maxar Technologies Ltd. (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today reported financial results for the first quarter ended March 31, 2018.  All dollar amounts in this press release are expressed in U.S. dollars unless otherwise noted.

Highlights from the quarter include:

•	Consolidated revenues of $557.7 million
•	Net earnings of $31.0 million and net earnings per share of $0.55
•	Adjusted EBITDA of $187.4 million and margins of 33.6 percent
•	Adjusted earnings of $83.2 million and adjusted earnings per share of $1.47

“We delivered results above our expectations in the quarter driven by strong growth in our Imagery and Services segments, where demand remains robust given a dynamic global geopolitical environment and the continued expansion of commercial use cases for geospatial data and insights,” stated Howard L. Lance, President & Chief Executive Officer. “We are reaffirming our full year 2018 guidance for revenue, EBITDA and cash flow from operations and increasing our full-year EPS outlook. We remain focused on delivering solid financial results throughout the year,” he added.  “Maxar is unique, at the nexus of the new space economy, with four leading commercial business brands. Our diversification strategy is working, we are delivering on the cost synergies from the DigitalGlobe acquisition, and we are making progress on the long-term strategic and financial objectives for growth laid out at the Company’s inaugural investor days hosted in March 2018.”

Consolidated revenues for the first quarter of 2018 were $557.7 million compared to $373.5 million for the same period of last year. Revenue increased primarily due to the inclusion of DigitalGlobe’s Imagery and Services businesses as a result of the DigitalGlobe acquisition that closed in October 5, 2017. The increase was partially offset by lower revenues from the geostationary communications satellite line of business compared to the first quarter of 2017. Excluding the effects of intersegment eliminations, the Space Systems segment contributed revenues of $293.4 million (2017 - $341.5 million), the Imagery segment contributed revenues of $211.4 million (2017 - $7.7 million), and the Services segment contributed revenues of $70.0 million (2017 - $25.4 million).

For the first quarter of 2018, adjusted EBITDA was $187.4 million and adjusted EBITDA as a percentage of consolidated revenues (“adjusted EBITDA margin percentage”) was 33.6%. This is compared to adjusted EBITDA of $63.1 million and adjusted EBITDA margin percentage of 16.9% for the first quarter of 2017. These increases are primarily due to the DigitalGlobe acquisition, which contributed $133.5 million of adjusted EBITDA and adjusted EBITDA margin of approximately 66%, increasing the Company’s overall adjusted EBITDA margin percentage in the first quarter.

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, were $83.2 million ($1.47 per share) for the first quarter of 2018 compared to $33.7 million ($0.92 per share) for the same period of 2017. The increase in adjusted earnings per share reflect higher adjusted EBITDA from the DigitalGlobe acquisition, partially offset by higher amortization, depreciation, and interest expense.

The comparison of financial results under IFRS between periods is impacted by the inclusion and variability of specified items that may not be indicative of the financial performance of the Company’s ongoing business. After including the specified items affecting comparability, net earnings for the first quarter of 2018 were $31.0 million compared to $4.3 million for the same period of 2017.

The Company had total funded order backlog of $3.3 billion as at March 31, 2018 compared to $3.3 billion as at December 31, 2017.

The Company has declared a quarterly dividend of C$0.37 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018.

Financial Highlights

	Three months ended
	March 31,
	2018	2017
($ millions, except per share amounts)
Consolidated revenues	$557.7	$373.5
Adjusted EBITDA[1]	187.4	63.1
Adjusted EBITDA as a percentage of revenues	33.6%	16.9%
Net finance expense[2]	(43.4)	(10.6)
Depreciation and amortization[3]	(47.2)	(11.0)
Income tax expense on adjusted earnings[4]	(13.6)	(7.8)
Adjusted earnings[1]	$83.2	$33.7
Adjusted earnings per share[1]	$1.47	$0.92
Items affecting comparability:
Share-based compensation recovery (expense)	1.3	(4.8)
Amortization of acquisition related intangible assets	(65.2)	(8.0)
Acquisition and integration related expense	(4.7)	(8.0)
Interest expense on dissenting shareholder liability	(2.1)	—
Restructuring and enterprise improvement costs	(0.4)	(10.7)
Foreign exchange differences	1.1	0.1
Loss on sale of subsidiary	(2.2)	—
Equity in loss from joint ventures, net of tax	(0.2)	—
Income tax expense adjustment	20.2	2.0
Net earnings	$31.0	$4.3

Net earnings per share, basic	0.55	0.12
Net earnings per share, diluted	0.55	0.11

Weighted average number of common shares outstanding (millions):
Basic	56.4	36.5
Diluted	56.7	36.5

1	This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.
2	Excludes interest expense from dissenting shareholder liability.
3	Excludes amortization of acquisition related intangible assets.
4	Excludes income tax expense adjustment related to adjusted earnings.

2018 Financial Outlook

•	Revenue decline of 2% to 4%
•	Adjusted EBITDA margins of ~32.5%
•	Adjusted EPS of $4.65 to $4.85
•	Cash flow from operations of $300M to $400M

Change in Presentation of Reportable Segments

On October 5, 2017, the Company completed the acquisition of DigitalGlobe (“DigitalGlobe Transaction”). Subsequent to closing the DigitalGlobe Transaction, in the fourth quarter of 2017, the Company changed its financial reporting segments to better align with its combined product and services offerings. Beginning with first quarter of 2018, the company changed its reporting of revenue and EBITDA to include both items on a gross basis at the segment level and net of eliminations basis for the corporation.  These changes provide investors with increased transparency and allow for easier comparisons with the Company’s industry peer group. The Company reports revenue and adjusted EBITDA based on three reportable segments: Space Systems, Imagery and Services. Comparative data for the first quarter 2017 is provided for completeness and is based on actual financial results for standalone MacDonald Dettwiler and Associates.

Segment Results

The Company analyzes financial performance by segment, which combine related activities within the Company.

	Reported
	Three months ended
	March 31,
	2018	2017
($ millions)
Revenue
Space Systems	$293.4	$341.5
Imagery	211.4	7.7
Services	70.0	25.4
Intersegment eliminations	(17.1)	(1.1)
Total Revenue	557.7	373.5
Adjusted EBITDA[1]
Space Systems	54.6	62.2
Imagery	138.1	3.0
Services	7.1	4.0
Intersegment eliminations	(2.0)	—
Total Segment Adjusted EBITDA	197.8	69.2
Unallocated corporate expenses	(10.4)	(6.1)
Total Adjusted EBITDA	$187.4	$63.1

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Space Systems Results

	Reported
	Three months ended
	March 31,
	2018	2017
($ millions)
Revenue	$293.4	$341.5
Adjusted EBITDA[1]	$54.6	$62.2
Adjusted EBITDA Margin[1]	18.6%	18.2%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Space Systems segment were $293.4 million in the first quarter of 2018 compared to $341.5 million in the same period of 2017. The decrease primarily related to lower revenue from the geostationary communications satellite line of business in the first quarter of 2018 compared to the first quarter of 2017, partially offset by higher revenue from contracts with the U.S. Government.

Although the total dollar value of geostationary communication satellite awards to the Company has remained relatively stable since 2015, there has been a step down in total number and dollar value of awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by this lower level of award value since 2015. Many satellite operators in the communications industry have continued to defer new satellite construction awards to evaluate geostationary and other competing satellite system architectures and other market factors. The Company believes that geostationary communications markets are at or near the bottom of this current decline. The Company is confident in its ability to adapt to changes in customer demand and maintain its leading market share position in the face of evolving technology trends.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which typically range between 20 to 36 months and up to 48 months in special situations. EBITDA margins can vary from quarter to quarter due to the mix of our revenues and changes in our estimated costs to complete as our risks are retired and as our estimated costs to complete are increased or decreased based on contract performance.

Adjusted EBITDA margin percentage from the Space Systems segment for the three months ended March 31, 2018 was 18.6% compared to 18.2% for the same period in the prior year. The increase was primarily due to higher investment tax credits recognized during the three months ended March 31, 2018. The increase relates primarily to timing differences in the recognition of previously earned, but unrecognized investment tax credits on the basis that there is now reasonable assurance the benefit of the credits will be sustained.

Notable bookings in the Space Systems segment announced in the first quarter of 2018 included:

•	A contract with NASA’s Jet Propulsion Laboratory to design and build critical equipment for a spacecraft that will explore Europa, one of Jupiter’s moons.

•

A contract to provide a broadcast satellite for Broadcasting Satellite System Corporation (B-SAT). As the leading broadcasting satellite operator in Japan, B-SAT will use the Direct-to-Home (DTH) television satellite to ensure exceptional ultra-high definition video distribution for the 2020 Tokyo Olympics.

•

Spacecom, operator of the AMOS satellite fleet, announced it has chosen Space Systems/Loral, LLC, a wholly owned subsidiary of Maxar, to build its AMOS-8 advanced communications satellite. The satellite will deliver state-of-the-art broadcast, broadband and data services from Spacecom's 4°degrees West 'hot spot' to Europe, Africa and the Middle East.

•	A contract with an unnamed international customer where MDA will provide turnkey, unmanned aircraft system surveillance services. The contract includes options for additional years.

Imagery Segment Results

	Reported
	Three months ended
	March 31,
	2018	2017
($ millions)
Revenue	$211.4	$7.7
Adjusted EBITDA[1]	$138.1	$3.0
Adjusted EBITDA Margin[1]	65.3%	39.0%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Imagery segment were $211.4 million in the first quarter of 2018 compared to $7.7 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results of the acquired DigitalGlobe imagery business that contributed $201.9 million of revenue and $133.5 million of adjusted EBITDA in the first quarter of 2018.

Adjusted EBITDA margin percentage from the Imagery segment for the three months ended March 31, 2018 was 65.3% compared to 39.0% for the same period of 2017. The increase in margin percentage reflects the blend of margins from the acquired DigitalGlobe imagery business.

Notable bookings in the Imagery segment in the first quarter of 2018 included:

•	A contract extension and expansion of a multi-year agreement with a major commercial technology customer.

•	The renewal of two contracts with existing International Defense & Intelligence customers to provide imagery through the Direct Access Program.

Services Results

	Reported
	Three months ended
	March 31,
	2018	2017
($ millions)
Revenue	$70.0	$25.4
Adjusted EBITDA[1]	$7.1	$4.0
Adjusted EBITDA Margin[1]	10.1%	15.7%

1    This is a non-IFRS financial measure. Refer to section “Non-IFRS Financial Measures” in this earnings release.

Total revenues from the Services segment were $70.0 million in the first quarter of 2018 compared to $25.4 million in the same period of 2017. The increase is primarily due to the inclusion of the financial results from the DigitalGlobe services business that contributed $42.9 million of revenue and $3.8 million of adjusted EBITDA in the first quarter of 2018.

Adjusted EBITDA margin percentage from the Services segment for the three months ended March 31, 2018 was 10.1% compared to 15.7% for the same period of 2017. The decrease in margin reflects the blend of margins from the DigitalGlobe services business, as well as the impact from a lower percentage of fixed-price services contracts as compared to cost-plus services contracts with the U.S. Government.

Notable bookings in the Services segment in the first quarter of 2018 included:

•

A contract with a U.S. Intelligence Agency to support multiple missions across the U.S. Government. This contract provides funding for several major projects including machine learning, cloud computing, and a scheduling tool for understanding satellite tasking viability.

•	A new task order on an existing prime contract vehicle to provide Multi-Intelligence analysis and software development support for a global military intelligence mission.
•	A contract with a U.S. Intelligence Agency to enrich the quality of radar imagery to support advanced geospatial analysis.

Pro Forma Revenue and Adjusted EBITDA by Segment:

The following table summarizes pro forma revenue and pro forma adjusted EBITDA by segment for the last eight quarters in U.S. dollars as if MacDonald Dettwiler and DigitalGlobe had been one company beginning in 2016. The table has been updated from our fourth quarter 2017 earnings release to exclude the effects of intersegment eliminations by segment for 2016 and 2017, consistent with our current presentation.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
($ millions)
Pro forma revenues:
Space Systems	$292.4	$299.1	$339.6	$342.7	$339.9	$347.8	$356.1	$376.7
Imagery	207.1	201.5	201.8	193.2	192.7	194.0	188.5	190.7
Services	62.3	72.1	68.7	57.8	68.8	61.8	61.3	52.5
Intersegment eliminations	(9.7)	(7.9)	(6.6)	(6.2)	(6.6)	(5.2)	(5.8)	(5.5)
Total Revenue	$552.1	$564.8	$603.5	$587.5	$594.8	$598.4	$600.1	$614.4
Pro forma adjusted EBITDA:
Space Systems	$49.2	$61.4	$61.6	$62.5	$61.1	$55.3	$67.2	$63.0
Imagery	133.6	128.2	128.8	120.1	123.4	124.9	123.1	124.3
Services	9.5	9.3	7.5	6.0	11.7	9.1	6.9	5.7
Intersegment eliminations	(1.0)	(1.3)	(0.6)	(1.1)	(0.7)	(0.5)	(0.9)	(1.0)
Pro forma adjusted EBITDA:	191.3	197.6	197.3	187.5	195.5	188.8	196.3	192.0
Corporate Expense	(6.4)	(8.5)	(10.0)	(9.5)	(10.1)	(8.2)	(8.3)	(7.7)
Adjusted EBITDA	$184.9	$189.1	$187.3	$178.0	$185.4	$180.6	$188.0	$184.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

	Three months ended
	March 31,
	2018	2017
Revenues	$557.7	$373.5
Costs and expenses:
Direct costs, selling, general and administration	370.3	310.5
Depreciation and amortization	112.4	19.0
Foreign exchange gain	(1.1)	(0.2)
Share-based compensation (recovery) expense	(1.3)	4.8
Other expense	7.3	18.7
Earnings before interest and income taxes	70.1	20.7
Finance expense, net	45.5	10.6
Earnings before income taxes	24.6	10.1
Income tax (recovery) expense	(6.6)	5.8
Equity in loss from joint ventures, net of tax	0.2	—
Net earnings	$31.0	$4.3

Net earnings per common share:
Basic	$0.55	$0.12
Diluted	$0.55	$0.11

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Balance Sheets

(In millions of United States dollars, except per share amounts)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$24.7	$19.1
Trade and other receivables	321.3	348.2
Financial assets, other	18.1	16.3
Contract assets	180.7	128.3
Inventories	100.5	96.5
Non-financial assets	110.8	125.2
Current tax assets	78.5	71.7
Total current assets	834.6	805.3
Non-current assets:
Orbital receivables	428.7	424.2
Financial assets, other	85.1	95.2
Non-financial assets	45.8	41.6
Deferred tax assets	129.0	108.3
Property, plant and equipment	1,066.4	1,054.9
Intangible assets	1,698.2	1,753.4
Goodwill	2,370.2	2,374.4
Total non-current assets	5,823.4	5,852.0
Total assets	$6,658.0	$6,657.3
Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	$215.6	$236.9
Current tax liabilities	23.8	49.2
Financial liabilities, other	10.4	18.9
Provisions and other non-financial liabilities	10.8	11.3
Employee benefits	90.2	123.9
Contract liabilities	426.6	465.5
Securitization liability	15.6	15.5
Current portion of long-term debt	18.3	18.1
Total current liabilities	811.3	939.3
Non-current liabilities:
Financial liabilities, other	13.6	13.8
Provisions	160.2	159.3
Employee benefits	211.2	217.6
Non-financial liabilities	42.9	42.1
Contract liabilities	146.2	134.3
Deferred tax liabilities	124.1	103.6
Securitization liability	86.9	90.8
Long-term debt	3,030.7	2,942.9
Total non-current liabilities	3,815.8	3,704.4
Total liabilities	4,627.1	4,643.7
Shareholders’ equity:
Share capital (no par value, unlimited common shares authorized; 56.4 and 56.2 common shares issued and outstanding, respectively)	1,558.1	1,550.3
Contributed surplus	52.6	50.6
Retained earnings	276.6	261.8
Accumulated other comprehensive income	143.6	150.9
Total shareholders' equity	2,030.9	2,013.6
Total liabilities and shareholders' equity	$6,658.0	$6,657.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions of United States dollars, except per share amounts)

	Three months ended
	March 31,
	2018	2017
Cash flows provided by (used in):
Operating activities:
Net earnings	$31.0	$4.3
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment	37.4	8.1
Amortization of intangible assets	75.0	10.9
Share-based compensation (recovery) expense	(1.3)	4.8
Finance income	(0.2)	(0.1)
Finance expense	43.4	8.3
Foreign exchange loss (gain)	0.5	(3.1)
Income tax expense	(6.6)	5.8
Income taxes paid	(1.6)	(1.2)
Income taxes recovered	1.0	1.5
Loss on sale of subsidiary	2.2	—
Changes in operating assets and liabilities:
Trade and other receivables	23.5	57.0
Contract assets	(54.1)	(23.1)
Financial assets, other	(14.4)	(9.8)
Trade and other payables	(6.0)	15.0
Employee benefits	(28.7)	(15.7)
Contract liabilities	(26.0)	(84.7)
Financial liabilities, other	(15.8)	1.9
Cash provided by (used in) operating activities	59.3	(20.1)

Investing activities:
Purchase of property, plant and equipment	(43.6)	(7.9)
Purchase/development of intangible assets	(33.9)	(17.8)
Disposal of short-term investments and subsidiary	4.6	—
Decrease in restricted cash	6.9	0.7
Interest received on short-term investments	0.2	0.1
Cash used in investing activities	(65.8)	(24.9)

Financing activities:
Net proceeds from revolving loan facility and other long-term debt	84.8	170.7
Repayment of 2017 Term Notes	—	(100.0)
Repayment of 2024 Term Notes	—	(10.2)
Interest paid on long-term debt	(54.3)	(7.2)
Settlement of securitization liability, including interest	(5.4)	(5.2)
Payment of dividends and other	(15.6)	(9.1)
Cash provided by financing activities	9.5	39.0
Increase (decrease) in cash and cash equivalents	3.0	(6.0)
Effect of foreign exchange on cash and cash equivalents	0.1	(0.6)
Cash and cash equivalents, beginning of period (a)	19.1	(3.8)
Cash and cash equivalents, end of period (a)	$22.2	$(10.4)

Cash and cash equivalents are net of bank overdrafts of $2.5 million and $11.9 million for the three months March 31, 2018 and 2017, respectively. There were no bank overdrafts as at December 31, 2017.

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings, adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, special income and expense items, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “special income and expense items” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. These items include: acquisition and integration related expense, interest expense on dissenting shareholder liability, restructuring and enterprise improvement costs, loss from sale of subsidiary, equity in loss from joint ventures and foreign exchange differences. Foreign exchange differences consist of (i) timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting, (ii) gains and losses on translation of intercompany balances and (iii) unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities. The Company believes that the exclusion of each of these items reduces volatility and provides a more meaningful period-to-period comparison of the Company’s ongoing performance. Income tax expense on adjusted earnings is computed using the estimated effective annual income tax rate, adjusted for specific items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings.

Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA. Segment adjusted EBITDA is reported prior to the deduction of corporate expenses.

Adjusted earnings, adjusted earnings per share and adjusted EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Pro Forma Financial Information

The unaudited pro forma financial information described in this release gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial statements of the Company and DigitalGlobe for the periods presented below. In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under U.S. general accepted accounting principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017. Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

This unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed at the beginning of the period for the periods presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date.  This unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this pro forma financial information.

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of financial results for the first quarter of 2018, and question and answer session (the “Earnings Release”), may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements herein are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc.; the impact of the Company’s acquisition of DigitalGlobe, Inc. on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe, Inc. in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements included herein are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years or current expectations; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe, Inc.; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed herein. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the loss or termination in scope of any one of the Company’s primary contracts; the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension and failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; foreign and domestic resellers fail to market or sell the Company’s products and services successfully; inability of the Company’s limited vendors to provide key products and services; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; occurrence of delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement; failure of the Company’s satellites to operate as intended; natural disasters or other disruptions affecting the Company's operations and resulting in an interruption or failure of the Company’s infrastructure; failure of the Company or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary; loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; limited insurance coverage, pricing and availability; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; the Company’s failure to raise adequate capital to finance its business strategies, including funding any future satellite; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, Inc., including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of the Company’s annual Management’s Discussion and Analysis and the notes to the consolidated financial statements of the Company for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained herein. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained herein.

The forward-looking statements contained herein are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this earnings release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements herein as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

Investor/Analyst Conference Call

Maxar President and CEO Howard Lance and Executive Vice President and interim CFO Anil Wirasekara will host a Conference Call on May 9, 2018 at 8:30am Eastern Standard Time to discuss the financial results and to answer questions.

To participate, dial:

Toll free North America: 1-888-390-0546

Toronto: 1-416-764-8688

Vancouver: 1-778-383-7413

The Conference Call will also be Webcast live at:

http://investor.maxar.com/overview/default.aspx

Telephone replay will be available from May 9, 2018 at the following numbers:

Toll free North America: 1-888-390-0541

Toronto: 1-416-764-8677

Passcode: 52128#

About Maxar

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics. For more information visit www.maxar.com.

CONTACT:

Jason Gursky | Maxar Investor Relations | 1-303-684-2207 | jason.gursky@maxar.com

Nancy Coleman | Maxar Media Contact | 1-303-684-1674 | nancy.coleman@maxar.com